UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Telecom Italia Media S.p.A.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Italy
(Jurisdiction of Subject Company’s Incorporation or Organization)

Telecom Italia S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares and Savings Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))
Rocco Ramondino
Telecom Italia Media S.p.A.
Via della Pineta Sacchetti 229
00168 Rome
Italy
Telephone: +39 06 36881

with copies to:

Umberto Pandolfi
Telecom Italia S.p.A.
Via Gaetano Negri 1
20123 Milan
Italy
Telephone: +39 06 36882892

and:

Jeffrey M. Oakes
Davis Polk & Wardwell London LLP
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
Telephone: +44 20 7418 1300

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.                      Home Jurisdiction Documents

(a)(1)           Information Document (and related annexes) deposited on February 26, 2015 with the authorized central storage mechanism “1INFO” (www.1info.it) pursuant to article 5 of CONSOB Regulation No. 17221 of March 12, 2010, as amended, relating to the merger of Telecom Italia Media S.p.A. with and into Telecom Italia S.p.A.

(b)           Not applicable.

Item 2.                      Informational Legends

The merger described herein relates to the securities of two foreign companies.  The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent on Form F-X has been filed by Telecom Italia S.p.A. with the Commission on February 20, 2015.

(2)	Not applicable.

Exhibit Index

Exhibit Number	Description

1.0*	English joint press release of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. dated February 19, 2015 relating to the proposed merger.

1.1*
Notice of convening of Ordinary and Extraordinary Meeting (in a single call) of Telecom Italia Media’s Ordinary Shareholders to, among other matters, approve plan for the merger of Telecom Italia Media S.p.A. with and into Telecom Italia S.p.A. dated February 19, 2015.

1.2
Information Document (and related annexes) deposited on February 26, 2015 with the authorized central storage mechanism “1INFO” (www.1info.it) pursuant to article 5 of CONSOB Regulation No. 17221 of March 12, 2010, as amended, relating to the merger of Telecom Italia Media S.p.A. with and into Telecom Italia S.p.A.

Annexes to Exhibit 1.2	1.	Opinion of the Board Committee of Telecom Italia Media S.p.A. dated February 19, 2015 relating to the proposed merger.

2.	Fairness opinion of Equita SIM S.p.A. dated February 19, 2015 relating to the proposed merger.

3.	Fairness opinion of Prof. Stefano Caselli dated February 19, 2015 relating to the proposed merger.

__________________
* Previously furnished to the Commission as an exhibit to Form CB dated February 20, 2015.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Umberto Pandolfi
(Signature)

Umberto Pandolfi – Company Manager
(Name and Title)

February 26, 2015
(Date)

ENGLISH TRANSLATION OF ITALIAN ORIGINAL

TELECOM ITALIA MEDIA S.P.A.

INFORMATION DOCUMENT ON TRANSACTIONS OF GREATER IMPORTANCE WITH RELATED PARTIES

drawn up pursuant to article 5 of the regulation adopted by Consob with resolution no. 17221 of 12 March 2010 and subsequently amended with resolution no. 17389 of 23 June 2010

MERGER BY INCORPORATION OF
TELECOM ITALIA MEDIA S.P.A.
INTO
TELECOM ITALIA S.p.A.

Notice to U.S. Investors

The merger described herein relates to the securities of two foreign companies.  The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Rome, 26 February 2015

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Contents

INTRODUCTION				5

1	Notices			6

	1.1		Risks connected to potential conflicts of interest deriving from the Transaction	6

2	Information on the Transaction			6

	2.1	Description of the features, methods, terms and conditions of the Transaction		6

		2.1.1	Description of the Transaction	6

		2.1.2	Exchange Ratio and method of delivery of Telecom Italia shares	7

	2.2	Methods for determining the Exchange Ratio		8

		2.2.1	Criteria used to determine the Exchange Ratio	8

		2.2.2	Advisors involved in the Transaction, designation criteria and current relations with the Companies Participating in the Merger	9

	2.3	Indication of the related parties with which the Transaction has been executed, the nature of the correlation and, where notice has been given to the administrative body, the nature and extent of the interests of said parties in the Transaction		10

	2.4	Economic reasons for and the reasons for the expediency of the Transaction		11

	2.5	Illustration of the economic and financial effects of the Transaction, providing, at least, the applicable relevance ratios.		11

	2.6	Effect of the Merger on the remuneration of the members of the administrative body of Telecom Italia Media and/or the companies controlled by it		12

	2.7	Any members of the administrative and control bodies, general managers and executives of Telecom Italia Media involved in the Transaction		12

	2.8	Indication of the organs or directors that conducted or participated in the negotiations and/or investigated and/or approved the Transaction, specifying their respective roles, with particular regard for the independent directors		13

	2.9	If the importance of the Transaction derives from the accumulation, pursuant to article 5, subsection 2, of more than one transaction completed during the year with the same related party, or with subjects related to the latter or to the company, the information indicated in the previous points must be provided with reference to all the aforementioned transactions		13

2

DEFINITIONS

The principal definitions and terms used in this Information Document are listed below. Unless otherwise specified, these definitions and terms have the meaning set out below. Terms defined in the singular shall include the plural, and vice versa, where required by the context.

Addendum
Any supplementary information document, or supplementary information documents, that will be drafted and published subsequent to this Information Document by Telecom Italia Media, whenever any information contained in the Information Document needs to be amended or supplemented.

Board Committee	The Committee composed exclusively of independent directors of Telecom Italia Media, competent on the subject of transactions with related parties pursuant to the RPT Procedure.
Companies Participating in the Merger	Jointly, Telecom Italia and Telecom Italia Media.
CLFI (Consolidated Law on Financial Intermediation)	Legislative Decree no. 58 of 24 February 1998 and subsequent amendments.
Exchange Ratio
The preliminary exchange ratio determined by the Board of Directors of Telecom Italia Media on 19 February 2015 or, as may be the case, the exchange ratio that will be definitively established in the Merger Plan, as specified in paragraph 2.1.2 and 2.2 below.

Expert	The common expert appointed to write the report on the fairness of the Exchange Ratio pursuant to and for the purposes of article 2501-sexies of the Italian Civil Code.
Increase in Capital
The increase in share capital that will occur for the Surviving Company in connection with the Transaction and will be structured in two tranches, one through the issue of ordinary shares that will be assigned to the ordinary shareholders of Telecom Italia Media and the other through the issue of savings shares that will be assigned to the savings shareholders of Telecom Italia Media.

Information Document	This information document.

3

Issuers' Regulation	The regulation adopted by Consob with resolution no. 11971 of 14 May 1999, as subsequently amended.
Merger or Transaction	The merger transaction that is the object of this Information Document, the principal features of which are described in paragraph 2.1 below.
Merger Agreement	The agreement that governs the Transaction, signed by the Companies Participating in the Merger on 19 February 2015.
Merger Plan	The merger plan that will be submitted for approval to the Boards of Directors of the Companies Participating in the Merger on 19 March 2015.
RPT Procedure	The procedure for transactions with related parties approved by the Board of Directors of Telecom Italia Media on 25 November 2010 and updated by said Board on 4 May 2011.
RPT Regulation	The regulation adopted by Consob with resolution no. 17221 of 12 March 2010, as subsequently amended, including by resolution no. 17389 of 23 June 2010.
Telecom Italia or the Surviving Company
Telecom Italia S.p.A., a company with registered offices in Via Gaetano Negri, n. 1 – 20123 Milan, Italy, tax code and registration number in the Milan Business Register 00488410010, share capital of 10,723,391,861.60 euros.

Telecom Italia Media or the Disappearing Company
Telecom Italia Media S.p.A., a company with registered offices in via Pineta Sacchetti 229 – 00168 Rome, Italy, VAT no. 13289460159, registration number in the Rome Business Register 12213600153, share capital of 15,902,323.62 euros fully paid in, subject to the direction and coordination of Telecom Italia S.p.A. pursuant to article 2497 and subsequent articles of the Italian Civil Code.

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INTRODUCTION

The Information Document has been drawn up by Telecom Italia Media pursuant to article 5 of the RPT Regulation, and to the RPT Procedure, in order to describe the plan to merge Telecom Italia Media and Telecom Italia, which will take place through the merger by incorporation of Telecom Italia Media with and into Telecom Italia (the “Merger” or the “Transaction”).

By virtue of the legal control relationship that exists between Telecom Italia Media and Telecom Italia and the importance of the Transaction, the Transaction constitutes a transaction between related parties of "greater importance" within the meaning of the RPT Regulation and the RPT Procedure. Therefore, pursuant to article 8, subsection 1(b) of the RPT Regulation, as well as pursuant to article 30 of the RPT Procedure, the Board Committee – in the person of its Chair, Paola Schwizer, supported in certain cases by other independent Directors – has been involved in the negotiation and investigation phases of the Transaction (see paragraph 2.8).

The essential features of the Transaction are governed by the Merger Agreement. On 19 February 2015, the Board of Directors of Telecom Italia Media, among other things, called an Extraordinary Shareholders' Meeting to approve the Merger.

This Information Document was drawn up specifically with reference to the resolutions made on 19 February 2015 by the Board of Directors of Telecom Italia Media and, in particular, with reference to the approval of the essential terms and conditions of the Merger as reflected in the Merger Agreement. Telecom Italia Media will be responsible for drawing up and publishing an Addendum or several Addenda regarding any future amendment or updating, after the board approval of the Merger Plan.

The documentation prescribed in the Italian Civil Code and the CLFI regarding the Merger procedure will be made available to the shareholders of the Companies Participating in the Merger in the ways and times prescribed by the applicable law and the regulations.

It should be noted that Telecom Italia Media has exercised its right to opt out of certain requirements to make information available to the public, set out in article 70, subsection 6 and article 71 of the Issuers' Regulation, pursuant to subsection 8 of article 70 and subsection 1-bis of article 71, respectively.

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1.	Notices

1.1	Risks connected to potential conflicts of interest deriving from the Transaction

At the date of this Information Document, Telecom Italia controls Telecom Italia Media, holding, directly and indirectly through Telecom Italia Finance S.A., the equivalent of 77.7% of the share capital of Telecom Italia Media. Furthermore, Telecom Italia exercises direction and coordination of Telecom Italia Media pursuant to article 2497 and subsequent articles of the Italian Civil Code.

No member of the Board of Directors of the Disappearing Company holds office as Director or Statutory Auditor of the Surviving Company.

For the sake of completeness, it should be noted that Director Piergiorgio Peluso, who also holds the office of Chief Financial Officer of Telecom Italia, and, in this latter capacity, was directly involved in the investigation phase of, and the negotiations relating to, the Merger on behalf of Telecom Italia was not in any way involved in the investigation phase of, and the negotiations relating to, the Merger on behalf of Telecom Italia Media. Director Piergiorgio Peluso did not attend the meeting of the Board of Directors of the Disappearing Company of 19 February 2015 at which the Exchange Ratio was determined.

No member of the Board of Directors of the Disappearing Company holds major shareholdings in the Surviving Company.

2.	Information on the Transaction

2.1	Description of the features, methods, terms and conditions of the Transaction

2.1.1	Description of the Transaction

The Transaction described in this Information Document consists of the merger by incorporation of Telecom Italia Media with and into Telecom Italia pursuant to article 2501 and subsequent articles of the Italian Civil Code. The Merger is part of a plan to reorganise the group's business, and, upon its effectiveness, Telecom Italia will assume all assets and liabilities, including any contractual and rights and duties, of the Disappearing Company. At present, the essential features and phases of the Transaction are identified in the Merger Agreement.

Specifically, pursuant to the Merger Agreement, the plan to combine the companies sets forth that the Merger will take place through the issue by Telecom Italia of new ordinary shares and new savings shares, each without par value, through the Increase in Capital – i.e., the delivery of new ordinary shares and new savings shares to the shareholders of Telecom Italia Media based on the Exchange Ratio.  Upon completion of the Merger, Telecom Italia will proceed to cancel (without exchange) all ordinary and savings shares in Telecom Italia Media which Telecom Italia holds in its portfolio.

The Merger Plan will be submitted to the Board of Directors of Telecom Italia and the Board of Directors of Telecom Italia Media for approval (to the latter, subject to the binding approval of the Board Committee) on 19 March 2015. This plan will be generated using the draft financial statements for financial year 2014 as reference balance sheets for each of Telecom Italia Media and for Telecom Italia. The draft financial statements of Telecom Italia Media were approved on 19 February 2015, while the Telecom Italia draft financial statements are scheduled to be approved on 19 March 2015 pursuant to the financial calendar published by the latter. Following the approval of the Merger plan, an Addendum to this Information Document will be published, in order to duly inform the market.

As a result of the Merger, the ordinary shareholders of Telecom Italia Media who did not vote in favour of

6

the resolutions approving the Merger Plan, and the savings shareholders of Telecom Italia Media, shall have the right to withdraw their shares pursuant to article 2437 and subsequent articles of the Italian Civil Code, because the adoption of the revised company bylaws of Telecom Italia will constitute, for the shareholders of Telecom Italia Media, a significant change in the business of the company in which they will hold shares upon completion of the Merger (pursuant to article 2437, subsection 1(a) of the Italian Civil Code).

The completion of the withdrawal process shall be subject to the completion of the Merger.

With reference to the procedure to surrender any Telecom Italia Media shares that may become the subject of exercised withdrawal rights, Telecom Italia has declared its intention to exercise its option right pursuant to article 2437-quater, subsections 1 and 2 of the Italian Civil Code, as well as its pre-emption right pursuant to article 2437-quater, subsection 3 of the Italian Civil Code, relating to the entire stake of ordinary and savings shares of Telecom Italia Media for which the right to withdraw has been exercised and that is not otherwise subscribed on completion of the offer, as envisaged by the applicable legal framework.

For the Transaction, the following principal actions have been taken so far, all of which are essential and indispensable steps for the Merger. On 19 February 2015:

1.
the Board of Directors of Telecom Italia Media: (a) approved the Merger Agreement and the preliminary Exchange Ratio, after having received, on that date, the binding favourable opinion of the Board Committee (Annex 1), as well as the opinions of the independent experts appointed by the Board Committee, namely Equita SIM S.p.A. and Prof. Stefano Caselli (Annex 2 and Annex 3, respectively); (b) called for 30 April 2015 an extraordinary Shareholders' Meeting for approval of the Merger; (c) considered and discussed a draft of this Information Document, conferring powers on the Chairman of the Board of Directors to finalize and publish it, subject to approval by the Chairman of the Board Committee; and (d) determined the surrender value of the shares for which the right to withdrawal might be exercised pursuant to article 2437-ter, subsection 1(a) of the Italian Civil Code to be 1.055 euros per ordinary share and 0.6032 euros per savings share, based on the arithmetic mean of the closing prices for the six months prior to the date of 19 February 2015 (i.e., the date of publication of the call notice for the Shareholders' Meeting called to approve the Merger);

2.	the Merger Agreement between Telecom Italia Media and Telecom Italia has been signed;

3.	Telecom Italia Media has published the call notice for the Shareholders' Meeting for the approval, among other things, of the Merger;

4.
Telecom Italia Media has published, jointly with Telecom Italia, a press release (pursuant to article 84 of the Issuers' Regulation) regarding – among other things – the right of withdrawal to which the shareholders who do not vote in favour of the resolutions regarding the Merger are entitled, and which indicates – among other things – the surrender value of the shares that are withdrawn.

On 23 February 2015, the Companies Participating in the Merger filed with the Milan Court a joint application for the appointment of a common Expert charged with drafting the report on the fairness of the Exchange Ratio pursuant to and for the purposes of article 2501-sexies of the Italian Civil Code.

2.1.2	Exchange Ratio and method of delivery of Telecom Italia shares

To determine the values to be attributed to Telecom Italia Media and Telecom Italia for the purpose of determining the Exchange Ratio applicable to each of the Telecom Italia Media ordinary shares

7

(exchangeable for Telecom Italia ordinary shares) and Telecom Italia Media savings shares (exchangeable for Telecom Italia savings shares), the Board of Directors of Telecom Italia Media received advice from financial advisors of recognised experience and professionalism. As to the methods used, see paragraph 2.2.1 below.

In particular, on 19 February 2015, the Board of Directors of Telecom Italia Media, after having reviewed and made its own assessment of the opinions of the financial advisors (see Annex 2 and Annex 3, respectively), and also having acknowledged the favourable opinion of the Board Committee (see Annex 1), set – preliminarily and while awaiting approval of the 2014 Telecom Italia draft financial statements – the Exchange Ratio as follows:

i)
0.66 ordinary shares in Telecom Italia, without par value and with the same dividend entitlement as the existing Telecom Italia ordinary shares as of the date on which the Merger takes effect, for every 1 (one) ordinary share in Telecom Italia Media; and

ii)
0.47 savings shares in Telecom Italia, without par value and with the same dividend entitlement as the existing Telecom Italia savings shares as at the date on which the Merger takes effect, for every 1 (one) savings share in Telecom Italia Media.

This Exchange Ratio was determined making reference, insofar as Telecom Italia Media is concerned, to the 2014 draft financial statements approved on 19 February 2015 and, insofar as Telecom Italia is concerned, to preliminary financial data approved on the same date. The definitive exchange ratio will be determined once the Telecom Italia draft financial statements have been approved (currently scheduled for 19 March 2015).

As previously stated, the exchange of shares of the Disappearing Company into shares of the Surviving Company will take place based on the Exchange Ratio, resulting in the Increase in Capital of the Surviving Company and simultaneous issuance of Telecom Italia ordinary and savings shares, to be delivered to the existing ordinary and savings shareholders of Telecom Italia Media other than Telecom Italia.

As a consequence of the Transaction, all the (ordinary and savings) shares of Telecom Italia Media will be cancelled and the existing Telecom Italia Media shareholders other than the Surviving Company will receive (ordinary and savings) shares of Telecom Italia in exchange, which will be listed and priced together with Telecom Italia’s existing shares, as well as being subject to the centralised management of Monte Titoli S.p.A. in a dematerialised shares regime pursuant to applicable law.

The Merger will not be subject to approval by special meetings of savings shareholders of Telecom Italia and Telecom Italia Media insofar as the rights granted by the respective bylaws to these shareholder categories are not adversely affected by the Transaction.

2.2	Methods for determining the Exchange Ratio

2.2.1	Criteria used to determine the Exchange Ratio

The valuation of the Companies Participating in the Merger for the purpose of determining the preliminary Exchange Ratio referred to in paragraph 2.1.2 above was carried out in accordance with principles and methods customarily used in practice, including internationally, for transactions of similar type and size.

In particular, the principle applied was to use comparable and consistent valuation criteria for both entities, because, in a stock-for-stock merger transaction, the valuations are not performed in order to determine the absolute economic value of each of the companies participating in the transaction, but

8

instead to obtain relative values that are comparable and consistent, for the purpose of determining an exchange ratio.

As for the methods, as part of a general review of the valuation methodologies specified in literature and used pursuant to best practice for similar transactions, and taking account of the limitations and restrictions applicable to this particular case, the reference methodology used to express relative valuations of Telecom Italia Media and Telecom Italia for the purpose of determining the Exchange Ratio was the so-called Discounted Cash Flow (“DCF”) method, which calculates the current value of the operating cash flows that each of Telecom Italia Media and Telecom Italia are estimated to be capable of generating in the future, using as reference the business plans developed by each of Telecom Italia Media and Telecom Italia.

The DCF method was preferred over other valuation methods, including, in particular, the following methods:

-
the stock market price method, which determines the value of a company based on the capitalisation of its stock traded on regulated markets, was considered unsuitable because of the limited meaningfulness of the market prices of the Telecom Italia Media shares;

-
the research analysts’ target price method, which determines the value of a company based on objective valuations of the company published by financial analysts, was considered unsuitable because of the limited amount and relevance of research available on Telecom Italia Media shares;

-
the stock exchange multiples method, which determines the value of a company based on the application of the multiples implicit in the market valuations of listed companies comparable to the company in question to certain economical and financial parameters of the company, was considered unsuitable primarily because of the absence of listed companies comparable to Telecom Italia Media; and

-
the multiples implicit in previous comparable transactions method, which determines the value of a company based on the application of the multiples achieved in previous similar transactions to certain economical and financial parameters of the company, was considered unsuitable because of the absence of previous transactions comparable to the Transaction.

2.2.2	Advisors involved in the Transaction, designation criteria and current relations with the Companies Participating in the Merger

As mentioned in section 2.1.2, in carrying out the preparatory activities for the preliminary determination of a fair Exchange Ratio, the Board of Directors of Telecom Italia Media and the Board Committee received advice from Equita SIM S.p.A. and Prof. Stefano Caselli, independent financial advisors of recognised experience and professionalism, both nominated by the Board Committee, who were empowered to express their opinions on the fairness of the Exchange Ratio.

On 19 February 2015, Equita SIM S.p.A. issued its fairness opinion on the determination of the Exchange Ratio, taking into account the absence of the 2014 draft financial statements of Telecom Italia, which fairness opinion states that the Exchange Ratio established for the ordinary shares on the one hand and the savings shares on the other hand is fair in financial terms, as each Exchange Ratio falls within the appropriate range identified for each class of shares (determined to be between 0.42 and 0.69 Telecom Italia ordinary shares for each Telecom Italia Media ordinary share, and between 0.29 and 0.50 Telecom Italia savings shares for each Telecom Italia Media savings share). For more information on the valuations made by Equita SIM S.p.A., see Annex 2.

9

On 19 February 2015, Prof. Stefano Caselli issued his fairness opinion on the determination of the Exchange Ratio, taking into account the absence of the 2014 draft financial statements of Telecom Italia, which fairness opinion states that the Exchange Ratio established for the ordinary shares on the one hand and the savings shares on the other hand is fair in financial terms, as each Exchange Ratio falls within the appropriate range identified for each class of shares (determined to be, based on the DCF method, between 0.60 and 0.72 Telecom Italia ordinary shares for each Telecom Italia Media ordinary share, and between 0.43 and 0.51 Telecom Italia savings shares for each Telecom Italia Media savings share). For more information on the valuations made by Prof. Stefano Caselli, see Annex 3.

It should be noted that the terms of the appointments of the aforementioned financial advisors expressly set forth that the financial advisors should also and specifically assist the Board Committee and independent directors in the execution of their duties pursuant to the RPT Procedure.

It should further be noted that the assessment of the independence of the financial advisors was carried out by the Board Committee, and that, apart from the clarification that follows, there are no economic or financial relations between any of the aforementioned independent experts and (i) Telecom Italia Media, (ii) Telecom Italia, (iii) the companies controlled by Telecom Italia Media or by Telecom Italia, or (iii) the directors of the companies cited in any of (i), (ii) and (iii).

With particular reference to Equita SIM S.p.A., it should be noted that in August 2014, this company had assisted the independent Directors of Telecom Italia during 2014, as an independent expert, regarding possible strategic options exclusively with regard to the Brazilian activities of Telecom Italia. In this respect, the Committee considered this relationship and, after further in-depth inquiries including with the advisors themselves, decided that this circumstance would in no way prejudice the independence of said advisor, considering in particular that: (i) the relationship between Equita SIM S.p.A. and Telecom Italia was confined to assistance in the context of the aforementioned strategic options and was neither continuous nor periodic in nature; and (ii) this appointment of Equita SIM S.p.A. by Telecom Italia cannot be considered to undermine Equita SIM S.p.A.’s independence in any way from an economic perspective.

Lastly, in line with the general independence of Equita SIM S.p.A.’s merchant banking activities, it should be noted that there are no lending relations in existence between said Equita SIM S.p.A. and the Telecom Italia group.

2.3
Indication of the related parties with which the Transaction has been executed, the nature of the correlation and, where notice has been given to the administrative body, the nature and extent of the interests of said parties in the Transaction

Telecom Italia Media is a company whose shares are listed on the electronic stock market regulated and managed by Borsa Italiana S.p.A. and which Telecom Italia controls through:

•	a direct shareholding of 75.46% of Telecom Italia Media’s ordinary share capital; and
•	a further indirect shareholding of 2.25% of Telecom Italia Media’s ordinary share capital held through its wholly-owned subsidiary Telecom Italia Finance S.A., equalling a total holding of 77.71% of its ordinary share capital.
Telecom Italia is a company whose shares are listed on the electronic stock market regulated and managed by Borsa Italiana S.p.A., and whose American Depositary Receipts are listed on the New York Stock Exchange.

The correlation between the Companies Participating in the Merger therefore derives from the relationship of legal control that exists between them pursuant to article 2359, subsection 1(1) of the Italian Civil Code and article 93 of the CLFI.

10

Accordingly, Telecom Italia is to be considered a "related party" of Telecom Italia Media pursuant to article 1(a) of Annex 1 to the RPT Regulation.

Furthermore, Telecom Italia exercises the direction and coordination of Telecom Italia Media pursuant to article 2497 and subsequent articles of the Italian Civil Code.

Finally, the interests of Telecom Italia Media and Telecom Italia in the Transaction are common inasmuch as both Companies Participating in the Merger have embarked on a strategic, industrial and commercial integration process, in light of the reasons provided in section 2.4 below.

There are no other related party interests in the Transaction.

2.4	Economic reasons for and the reasons for the expediency of the Transaction

Essentially, the economic reasons underlying the decision to proceed with the Merger, with the expected future benefit of the Transaction for both Companies Participating in the Merger, consist of the following elements:

−	rationalisation and simplification of the group structure;

−
elimination of the Telecom Italia Media listing costs, no longer justified by the company's business, mainly consisting of the holding and management of the investment in Persidera S.p.A., or by the poor liquidity of the listed shares;

−	solution of the structural financial and liquidity issues and net losses of Telecom Italia Media;

−	possibility of ensuring a more efficient form of management, also making the most of medium/long-term opportunities, of the valuation process of Persidera S.p.A.;

−
ability to provide, through the merger, a treatment of the minority shareholders of Telecom Italia Media allowing them to obtain liquid securities of the same category or, if they elect, the opportunity to exercise withdrawal rights entitling them to cash at market prices.

2.5	Illustration of the economic and financial effects of the Transaction, providing, at least, the applicable relevance ratios.

All the relevance indices set out in Annex 3 of the RPT Regulation are applicable to the Transaction.

The Merger Transaction means that the threshold of significance, equal to 2.5%  pursuant to article 14 of the RPT Procedure and point 1.2 of Annex 3 of the RPT regulation, with respect to the indices of significance of each of assets and liabilities, is exceeded.

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The table below shows the results of the aforementioned check of the relevance ratios that were considered:

Index	Description	Numerator	Denominator	% Index	Threshold of Significance
Index of significance of the assets	Ratio of the total assets of Telecom Italia and the total assets of Telecom Italia Media recorded in the most recent consolidated balance sheet published(1)	69.123	312	22.155%	2.5%
Index of significance of the liabilities	Ratio of the total liabilities of Telecom Italia and the total liabilities of Telecom Italia Media recorded in the most recent consolidated balance sheet published(1)	47.915	312	15.357%	2.5%

The Merger will produce effects on the statutory financial statements, pursuant to article 2504-bis of the Italian Civil Code, from the registration of the deed of merger in the business register for the registered office of the Surviving Company (i.e., the Milan Business Register), or from the later date indicated in the deed of merger.

For further detail, see the Merger Plan which will be submitted for approval to the Board of Directors of Telecom Italia Media on 19 March 2015 and published pursuant to the applicable law.

2.6	Effect of the Merger on the remuneration of the members of the administrative body of Telecom Italia Media and/or the companies controlled by it

The Merger will have no effect on the remuneration of the members of the administrative body of Telecom Italia Media, which will cease to exist when the Merger becomes effective.

2.7	Any members of the administrative and control bodies, general managers and executives of Telecom Italia Media involved in the Transaction

No members of the administrative and control bodies, general managers or executives of any of the Companies Participating in the Merger are involved in the Transaction as related parties.

(1)     Values referred to 30 September 2014, taking account of the fact that the most recent periodic accounting document published, for both Telecom Italia and for Telecom Italia Media, is the interim report on operations at 30 September 2014.

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For completeness, it should be noted that the Chief Financial Officer of Telecom Italia, Piergiorgio Peluso, who also holds office as a Director of Telecom Italia Media, was directly involved in the investigation phase and in the negotiations about the Merger for Telecom Italia and, also in consideration of this, he was not in any way involved in the negotiation and investigation phases on behalf of Telecom Italia Media.

2.8
Indication of the organs or directors that conducted or participated in the negotiations and/or investigated and/or approved the Transaction, specifying their respective roles, with particular regard for the independent directors

Each of the negotiations and investigation phases of the Transaction was carried out by the Chairman of the Board of Directors, Director Paola Schwizer, Chair of the Board Committee, and Luigino Giannini, Head of Administration Control and Legal.

The Board Committee, having been informed at an early stage about the possible Transaction, promptly started the preliminary activities for the examination of the Transaction, and was involved – primarily through its Chair, Paola Schwizer, supported in certain cases by other independent Directors – in the negotiation and investigation phases, through a timely flow of complete and adequate information, which allowed it to be constantly updated on the evolution of the activities being undertaken. In this context, the Board Committee exercised its right to ask for information and formulate comments, receiving prompt responses to its requests and comments from the Chair of the Board of Directors and the management involved in the investigation phase. As already stated, during the execution of its activities, the Board Committee was assisted by financial and legal advisors it had itself appointed.

On 19 February 2015, the Board Committee – composed of independent directors Massimo Bergami, Chiara Della Penna, Lorenzo Gorgoni, Valeria Lattuada, Paola Schwizer (Chair) and Giuseppe Soda – unanimously expressed its reasoned favourable opinion (annexed to this Information Document as Annex 1) on the interest of Telecom Italia Media in completing the Transaction and on the convenience and substantial correctness of the conditions of the Transaction.

On 19 February 2015, the Board of Directors of Telecom Italia Media (composed of a majority of independent directors in conformity with article 37, subsection 1(d) of the regulation adopted with Consob resolution no. 16191 of 29 October 2007, as subsequently amended), taking account of the opinion of the Board Committee and of the valuations expressed by the appointed financial advisors, agreed on the economic terms of the Merger and unanimously resolved to sign the Merger Agreement which governs it, also emphasising the advantages to Telecom Italia Media and its shareholders of completing the Transaction, as well as the convenience and the substantial correctness of the conditions of the Transaction.

As already indicated, on 19 February 2015, an extraordinary Shareholders' Meeting to approve the Merger was also called for 30 April 2015.

2.9
If the importance of the Transaction derives from the accumulation, pursuant to article 5, subsection 2, of more than one transaction completed during the year with the same related party, or with subjects related to the latter or to the company, the information indicated in the previous points must be provided with reference to all the aforementioned transactions

Not applicable. The importance of the Transaction subsists independently, and does not derive from accumulation with other transactions.

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Annex 1 to Exhibit 1.2
Opinion of the Board Committee of Telecom Italia Media S.p.A. dated February 19, 2015 relating to the proposed merger

ENGLISH TRANSLATION OF ITALIAN ORIGINAL

Strictly confidential

To the members of the Board of Directors

of Telecom Italia Media S.p.A.

Subject:
Opinion of the Board Committee of Telecom Italia Media S.p.A. pursuant to article 8.1(c) of Consob regulation no. 17221/2010 and articles 10(b) and 32 of the procedure for the execution of transactions with related parties approved on 25 November 2010 and updated on 4 May 2011

The Board Committee of Telecom Italia Media S.p.A. (“TIME” or the “Company”) held a meeting on each of:

-
8 January 2015, to appoint the first one of the two independent financial advisors, Equita SIM S.p.A., and the legal advisors; this task was completed during the meeting of the Board of Directors of the Company of 15 January 2015, at which the Board Committee appointed Prof. Stefano Caselli as the second independent financial advisor and the law firm Gianni Origoni Grippo Cappelli & Partners as the legal advisor;

-	12 February 2015, with the independent financial advisors for an update on their ongoing analyses, for the conducting of which they were specifically appointed; and

-
19 February 2015, to form its own opinion on the merger transaction to be carried out through the merger by incorporation of TIME with and into Telecom Italia S.p.A. (“TI” or “Telecom Italia”) pursuant to article 2501 and subsequent articles of the Italian Civil Code (the “Merger”) – considering and evaluating in particular the fairness and substantial correctness of the terms and conditions of the Merger as well as the benefit to the Company of, and the Company’s interest in, completing the Merger.

The Chairperson of the Board Committee, Paola Schwizer, had been informed on an ongoing basis of the developments in the activities undertaken by the financial advisors, whom she had had the opportunity to meet on 30 January 2015 and on 6 February 2015, on the latter occasion with Ms. Lattuada.

Upon completion of the aforementioned meetings:

THE BOARD COMMITTEE,

composed of Paola Schwizer (Chairperson), Massimo Bergami, Chiara Della Penna, Lorenzo Gorgoni, Valeria Lattuada and Giuseppe Soda, comprising all independent directors of the Company, as specified in its Procedure for executing transactions with related parties, adopted by the Board of Directors of TIME on 25 November 2010 and updated by said Board on 4 May 2011 pursuant to the regulation adopted by Consob with resolution no. 17221 of 12 March 2010 and subsequent amendments;

having (a) been involved by the management of TIME in all the phases of the Merger, including the investigation phase and the negotiations; (b) received on an ongoing basis a complete set of information from the competent hierarchical structures of TIME, as well as all clarifications and supplementary information requested, and (c) been supported in the carrying out of its work by independent financial and legal advisors it itself selected;

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HAVING EXAMINED

(i)	the draft merger agreement, proposed to govern the preparatory activities necessary for the execution of the Merger;

(ii)	the explanatory note made available in advance of the board meeting;

(iii)	the draft information document within the meaning of article 5 of Consob regulation no. 17221/2010 regarding transactions with related parties;

(iv)
the results of the valuations made by financial advisors Equita SIM S.p.A and Prof. Stefano Caselli based on the analytical valuation methods described in the documentation made available and explained in detail to the Board Committee;

(v)
the proposed preliminary exchange ratio that is currently intended to be applied in the Merger (the “Preliminary Exchange Ratio”), as established through negotiation, also attended by the Chairperson and certain members of the Board Committee, between the parties to the Merger and based on the valuations of the financial advisors Equita SIM S.p.A. and Prof. Stefano Caselli who, in turn, relied on the documentation set forth in their respective fairness opinions supplied by the management of Telecom Italia and the management of TIME;

(vi)	the fairness opinions issued by each of Equita SIM S.p.A. and by Prof. Stefano Caselli attesting to the fairness, from a financial perspective, of the Preliminary Exchange Ratio, determined to be:

-
0.66 ordinary shares of Telecom Italia with the same dividend entitlement as the existing Telecom Italia ordinary shares as of the date on which the Merger takes effect, for each ordinary share of TIME; and

-
0.47 savings shares of Telecom Italia with the same dividend entitlement as the existing Telecom Italia savings shares as of the date on which the Merger takes effect, for each savings share of TIME; and

(vii)	the further documentation made available by the Board of Directors of TIME for the assessments needed for the decisions relating to the Merger to be taken;

HAVING DETERMINED

-
with reference to the provisions of article 14, subsection 1, of the Consob regulation no. 17221/2010, that the assessments made by the corporate bodies of TIME in relation to the Merger are not influenced by the direction and coordination activity exercised by TI over the Company;

-	that, on the basis of the documentation mentioned above made available to the Board Committee, the interests of the TIME shareholders (other than TI) are pursued and protected;

-
that the process followed so far relating to the Merger, and, in particular, for the valuation of the companies participating in the Merger and for the determination of the Preliminary Exchange Ratio, appears to be correct and in accordance with the applicable legal provisions;

HAVING CONSIDERED

-	that the Merger remedies the structural financial and liquidity issues and net losses of the Company;

-
that the Merger transaction will provide the TIME shareholders with the ability to exchange their shares, separately for the ordinary shareholders and the savings shareholders, for shares of the same category and no lesser rights than those they currently hold;

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-
that the shareholders of TIME (other than TI) will, following the Merger and the associated exchange of TIME shares into Telecom Italia shares, benefit from increased stock liquidity and thus hold a more readily salable investment;

-
that the Merger will permit a rationalisation and simplification of the group headed by TI, with the associated business synergies, from which the current shareholders of TIME, among others, may benefit after the Merger;

-
that the Merger will result in the elimination of the costs related to TIME being a listed company, which are no longer justifiable in light of the corporate activity of TIME, which operates substantially as a holding company;

-	that, because the TIME shareholders are offered the right of withdrawal in connection with the Merger, they are provided with a cash exit option at market prices;

GIVEN ALSO

-	that Equita SIM S.p.A. and Prof. Stefano Caselli have attested the fairness of the Preliminary Exchange Ratio from a financial perspective,

UNANIMOUSLY EXPRESSES ITS FAVOURABLE OPINION

of the substantial economic benefit and correctness of the conditions of the Merger, and hence of the execution of the Merger.

Rome, 19 February 2015

Chairperson of the Board Committee

/s/ Paola Schwizer

Prof. Paola Schwizer

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Annex 2 to Exhibit 1.2
Fairness opinion of Equita SIM S.p.A. dated February 19, 2015 relating to the proposed merger

This document has been released in original to the Board of Directors of Telecom Italia Media S.p.A. by EQUITA S.I.M. S.p.A. in Italian language and on EQUITA S.I.M. S.p.A.’s letterhead. In case of any discrepancies, disputes and for any other legal purposes, the original Italian document shall prevail on the following courtesy translation.

STRICTLY PRIVATE AND CONFIDENTIAL

To:
Telecom Italia Media S.p.A.
Via della Pineta Sacchetti, 229
00168 Rome

To the attention of the Board of Directors

Rome, February 19th, 2015

Opinion on the fairness, from a financial point of view, of the preliminary exchange rate of the merger by incorporation of Telecom Italia Media S.p.A. in Telecom Italia S.p.A.

Dear Directors,

As part of the proposed merger by incorporation (hereinafter, the “Transaction”) of Telecom Italia Media S.p.A. (hereinafter “TIME” or the “Company”) by Telecom Italia S.p.A. (hereinafter “TI” or “Telecom Italia”) and in accordance with the mandate conferred by TIME to EQUITA S.I.M. S.p.A. (hereinafter "Equita") on 14 January 2015, effective as from 8 January 2015 (hereinafter the ”Mandate”), Equita has been asked to express an opinion to TIME on the fairness, from a financial point of view, of the exchange rate agreed for the Transaction (hereinafter the "Opinion").

TIME’s Board of Directors will examine today the essential elements of the Transaction, including the preliminary exchange rate corresponding to:

-	no. 0.66 new TI ordinary shares for every no. 1 TIME ordinary share (hereinafter the "Preliminary Ordinary Exchange Rate");

-
no. 0.47 new TI saving shares for every no. 1 TIME saving share (hereinafter the "Preliminary Saving Exchange rate" and together with the Preliminary Ordinary Exchange Rate, the “Preliminary Exchange Rate”).

In accordance with the Transaction, TIME’s ordinary and saving shareholders, who will have not contributed to the approval of the Transaction, are entitled to a withdrawal right, pursuant to Art. 2437 (1) a) of the Civil Code, determined on the arithmetical mean of the closing prices in the six months preceding the publication or receipt of the notice of the meeting of shareholders whose resolutions legitimize the withdrawal right.

The purpose of this Opinion is to express a view on the fairness, from a financial point of view, of the Preliminary Exchange Rate. Such Opinion is not intended to make an analysis on the merits of

1

the Transaction proposed and on the effects and prospects that might ensue for TIME from the same, nor does this Opinion make any suggestion on the appropriateness of the Transaction.

Sources

For the purpose of this Opinion, Equita has reviewed the following documents provided by TIME:

•	Co-investment Agreement between TIME and Gruppo Editoriale L'Espresso ("GELE"), signed on April 9th, 2014;

•	Draft option contract on Channel 55 between TIME and Telecom Italia Media Broadcasting S.r.l.;

•	Shareholders’ agreement between TIME and GELE, signed on April 9th, 2014;

•
Fairness opinions drafted by Prof. Dessy, Prof. Laghi and Rothschild Italia S.p.A. relatively to the share exchange ratio agreed in relation to the aggregation between Telecom Italia Media Broadcasting S.r.l. and Rete A S.p.A.;

•	“Fair value report on the call option on Channel 55" drafted by Prof. Nova;

•	"Fair value report on the right of use of Channel 55 conducive to the transfer transaction by Persidera in TIMB2 S.r.l." drafted by Prof. Nova;

•	Marketing material prepared by TIME’s advisors as part of the tentative disposal of Persidera, specifically, the teaser and information memorandum;

•	Non-binding offer submitted by Clessidra SGR S.p.A. as part of Persidera valorization process;

•	Market analysis carried out by Arthur D. Little Italia S.p.A. as part of Persidera valorization process;

•	"Project Auriga: Transaction Conclusions Report" drafted by Ernst & Young Financial Business Advisors S.p.A. as part of Persidera valorization process;

•	Actual management accounts for TIME’s fiscal years 2006-2013;

•	TIME’s Interim report as at September 30th, 2014;

•	TIME’s actual management accounts as at November 30th, 2014;

•	TIME’s Preliminary financial accounts as at December 31st, 2014;

•	TIME’s detailed operating costs for fiscal years 2013-2014;

•	Persidera’s “Business Plan”, dated September 30th, 2014;

•	TIME’s “2015-2018 Business Plan” with divisional breakdown, dated December 16th, 2014;

•	TIME’s “2015-2018 Business Plan”, updated version of January 19th, 2015;

•	Estimated amortizations plan for TIME’s fiscal years 2015-2025;

•	Assumptions on Persidera’s cash flow forecast in the period 2019-2032 provided by TIME’s management;

•	Detailed information on Persidera’s current contracts with customers and their expected evolution;

•	Indication of the synergies possibly arising out of the Transaction;

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•	“Telecom Italia 2014-2017 Business Plan”, with divisional breakdown (Domestic Market, Brazil, other divisions);

•	Indication of a likely cash flow evolution of the TI group subsequent to 2017;

•	Details on TI’s so-called “Project Genesis”.

For the purpose of this Opinion, Equita has also: i) used data and information received on the occasion of meetings or telephone conversations held with TIME and/or TI’s management; ii) documents, data and information publicly available, in particular:

•	Market information (market prices, trading volumes, etc.) gathered through Bloomberg and Factset, relatively to TIME and TI;

•	Brokers’ reports relatively to TIME and TI.

To draw up this Opinion, Equita has relied on the truthfulness, correctness, accuracy and thoroughness of all the documents and information mentioned above, without having them independently verified. In particular, with reference to TIME and TI’s forecast data, Equita has made the analyses assuming that these reflect assumptions and elements deemed reasonable, appropriate and exhaustive by the management of the companies at the basis of their formulation, and consequently based on the best estimate of the financial and equity position and the operating results that they expect in the relevant period. Nothing of what is represented in this Opinion can or will be deemed a guarantee or indication of TIME and/or TI’s future results.

Equita has undertaken no independent examination or valuation of such documents and information, and carried out no accounting, financial, fiscal, legal, trade and, in general, administrative, autonomous and/or independent verifications, and/or technical assessments of its own in respect of TIME and TI’s assets. Furthermore, except for what is indicated above, Equita provided, obtained or examined no specialized opinion – including, but not limited to, legal, accounting, actuarial, environmental, information-technology or fiscal opinions – and consequently, this Opinion does not take into account any possible implications relative to such aspects and possibly forming the subject matter of such opinions.

Equita carried out no independent assessment of the value of each individual asset and liability of TIME and TI (including off-balance-sheet assets and liabilities).

For the purpose of this Opinion, Equita has also assumed that all regulatory approvals and authorizations, or otherwise, relatively to the transaction have been and shall be obtained with no relevant negative effect on TI or TIME.

Limits and restrictions of the valuations

The valuation made in this Opinion cannot disregard the critical aspects set out in this paragraph.

In drafting this Opinion, Equita, as a matter of fact, has rendered no consultancy services other than the services indicated in its Mandate, therein including, inter alia, services of a legal, fiscal, accounting and/or industrial nature, nor is it responsible for the data and information used to fulfill the Mandate, which remain the exclusive responsibility of the party that has provided them. In particular, Equita carried out no due diligence assessment on TIME and TI, since this activity was not part of the Mandate. Therefore, despite Equita fulfilled the Mandate with diligence, professionalism and independence of opinion, Equita shall not be held liable for, nor provides any guarantee in respect of, the truthfulness, thoroughness, accuracy of the data and information included in and/or reflecting on the Opinion.

The considerations in this Opinion are made with reference to existing and assessable market, regulatory and economic conditions, as well as to the whole of the information received, up to the drafting date of this Opinion. Any subsequent changes to the above-mentioned conditions, even

3

though they may significantly affect the valuations, will not imply for Equita the obligation to update, review or reaffirm the Opinion.

Without prejudice to the above, Equita is not aware of, and therefore has not evaluated, the impact of facts occurred, or the effects produced by events that might occur, therein including events of a legislative and regulatory nature, even those regarding TIME and/or TI’s specific business sector or specific situations concerning them, that result in the alteration of the financial, economic and capital information underlying this Opinion. Therefore, should the above-mentioned facts occur, which imply substantial changes in TIME and/or TI’s financial, economic and capital information, certain assumptions of the analyses made by Equita would no longer apply and, therefore, even the valuations made in this Opinion.

The valuations presented in this Opinion are based on all the indications and analyses set out therein, therefore no part of this opinion may be considered or in any case used separately from the same Opinion as a whole.

Under no circumstance should the methodological considerations and consequent valuations made in this Opinion be possibly considered as an indication of TIME and/or TI’s market price or value, whether current or expected.

Neither Equita, nor any of its administrators, managers, directors, employees or consultants may be held liable for any direct and/or indirect damage possibly suffered by third parties, who have relied on the statements made or withheld in the Opinion. Any responsibility directly or indirectly arising from the use of the Opinion shall be expressly excluded. Neither the receipt of the Opinion nor any information included therein or subsequently disclosed with reference to the Mandate may be intended as an investment consultancy service on the part of Equita.

The following should also be considered as specific critical elements of the valuations made in the Opinion:

•
Asymmetry in the significancy of TIME’s stock market prices and target prices compared to TI’s: it should be noted that: i) low liquidity, ii) high stock price volatility, and iii) low research coverage on TIME’s stock, make the TIME’s stock market prices and target prices scarcely significant versus TI’s stock, which is characterized by high liquidity, stock price stability and significant research coverage;

•
High volatility of TIME’s fundamental valuation: in consideration of the high indebtedness of TIME, whose primary activity almost exclusively consists of a 70%-shareholding in Persidera S.p.A. (hereinafter, “Persidera”), the valuation of the Company is characterized by a high level of volatility as the assumptions used for Persidera valuation vary;

•
Time frame of TIME and TI’s business plans: regarding TIME and TI’s fundamental valuation, it is extremely difficult to make estimates of TIME and TI’s economic/financial results in the long term, that is, subsequently to the last year of the business plan (respectively, 2018 and 2017);

•	Lack of comparable listed companies: unlike TI, there are no listed companies comparable to TIME.

Valuation methods

To draft this Opinion and assess the fairness of the Preliminary Exchange Rate, Equita has made the assumptions and used the valuation methods deemed necessary and appropriate for the purposes of the Opinion within the Transaction.

In accordance with the best valuation practices, the valuations presented in this Opinion have been made according to the following approaches:

4

A.
Relative value estimates: within a merger transaction, the valuations of this Opinion are not aimed at determining the absolute economic values of the companies interested in the Transaction, but rather at determining values that can be compared with each other in order to express an opinion on the Preliminary Exchange Rate; therefore, the principle of relative uniformity and comparability of the applied valuation criteria has been used. The valuations made therefore are significant in respect of their relative profile and cannot be considered representative of an absolute and separate valuation of TIME and/or TI;

B.
So-called “stand-alone” point of view: in keeping with the standard practice applied to merger transactions, the analysis has been carried out considering TIME and TI from a so-called stand-alone point of view, that is, disregarding any synergy or other effects arising out of the Transaction. Furthermore, TIME and TI have been considered in normal working conditions, and assuming their business continuity and operational autonomy, without substantial management changes due to the Transaction.

As part of a general review of the valuation methods in accordance with the best practices applied to similar transactions, and keeping into account the above limits and restrictions, Equita has used the so-called Discounted Cash Flow (“DCF”) method as the applicable method to make relative valuations of TIME and TI for the purpose of expressing an opinion on the Preliminary Exchange Rate.

The reference date used for the purpose of the valuations underlying this Opinion is December 31, 2014.

Reference method: DCF

The aim of Equita’s analysis was the calculation of the present value of the operating cash flows that TIME and TI may generate in the future, using the business plans drawn up by TIME and TI as reference documents.

This method has been applied to both companies, as part of a so-called “sum of the parts” approach, separately assessing the assets and liabilities of TIME and TI. More specifically:

•
TIME has been evaluated based on: i) 70% of Persidera’s equity value, calculated using the DCF method, ii) less the net present value of TIME’s future holding costs, iii) less TIME’s net financial debt (“Net Financial Position”) as at December 31st, 2014;

•
TI has been evaluated based on: i) the enterprise value of TI’s Italian TLC business segment (so-called “Domestic Business”), calculated using the DCF method, ii) 66.66% of the equity value of TI’s Brazilian business segment (so-called “TI Brazil”), calculated using the DCF method, iii) 77.7% of TIME’s equity value, calculated as above, iv) less TI’s Net Financial Position as at December 31, 2014 (net of TI Brazil and TIME’s Net Financial Position).

Also in consideration of the limits inherent in the long-term predictions assumed in the business plan of TIME and TI’s management, TIME and TI’s assessed ranges have been obtained through a sensitivity analysis of the weighted average cost of capital (so-called “WACC”), used for the discount of the operating cash flows of the assets being evaluated through the DCF method, and of the perpetual growth rate of the operating cash flows of such assets subsequent to the explicit forecast period of the same.

The application of the DCF method has led to estimate a Preliminary Ordinary Exchange Rate in the range of 0.42 to 0.69 TI ordinary shares for every one TIME ordinary share and a Preliminary Saving Exchange Rate in the range of 0.29 to 0.50 TI saving shares for every one TIME saving share.

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Other methods

Even though all the methods used in standard practice have been reviewed, Equita does not deem it significant, to the end of this Opinon, to take into account other valuation methods in addition to the above DCF method. In particular:

•
The Stock Price method, which calculates the value of a company based on the capitalization of the related shares traded on the regulated markets, has not been deemed applicable due to the scarce significancy of TIME’s market prices. TIME’s stock price has almost halved in the last 12 months, with high levels of volatility also due to speculations on extraordinary transactions occurred or expected. Furthermore, TIME’s stock is characterized by low outstanding shares and low liquidity, which limit the significancy of the market prices;

•
The Target Price method of the research analysts, which calculates the value of a company based on the target valuations that the financial analysts publish on the same company, has not been deemed applicable due a limited and scarcely relevant research coverage on TIME’s stock;

•
The Market Multiples method, which calculates the value of a company based on the application to certain economic/financial parameters of the company of the multiples respectively implied in the market valuations of listed companies comparable to such company, has not been deemed applicable primarily because of a lack of listed companies comparable to TIME;

•
The method of implied multiples of previous comparable transactions, which calculates the value of a company based on the application to certain economic/financial parameters of the same of the multiples paid in previous similar transactions, has not been deemed applicable due to a lack of previous transactions comparable to the Transaction.

Final considerations

This Opinion is necessarily based on the economic, monetary, market and other existing conditions as at the date of the same, as well as on the information that has been provided by TIME and/or TI to Equita up to this date. Any event that may occur after this date could affect the assumptions and the content of this Opinion.

This Opinion is given exclusively in the interest and for the benefit of TIME’s Board of Directors in respect of the Transaction; likewise, it has not been given on behalf of, nor will it confer any right or remedy to, TIME or TI’s shareholders or any other person, nor can it be used for different purposes. In particular, it is Equita’s intention to provide TIME’s Board of Directors with any useful element that will enable it to evaluate in full autonomy the Transaction’s financial aspects.

Therefore, Equita expresses no opinion on the decision of TIME’s Board of Directors to effect, or not to effect, the Transaction, which is a decision that rests on the full and exclusive autonomous judgment of TIME’s Board of Directors.

By this Opinion, Equita expresses no opinion relatively to any TIME or TI’s future market prices following the announcement and completion of the Transaction, and expresses no recommendation to any party whatsoever on the purchase or sale of TIME or TI’s financial instruments.

Equita authorizes no third parties, other than the above-mentioned exclusive recipient, to rely on the analyses and conclusions presented in this Opinion, and expressly accepts no responsibility for any consequence directly or indirectly resulting on any ground from the use of the Opinion for purposes and/or aims other than those expressly set out. This Opinion constitutes not, nor Equita expresses in any way whatsoever, a recommendation to TIME and/or TI’s voting shareholders on the Transaction.

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In accepting this Opinion, TIME’s Board of Directors accepts that it is confidential and that it cannot be divulged to third parties, other than the recipient Board, or reproduced, in whole or in part, without the prior written authorization of Equita, except only to fulfil legal obligations. Equita however authorizes as of now TIME to attach the Opinion to the company documents as required by the law and by the regulations applicable to the Transaction.

Based on the above, as at this date Equita deems that the Preliminary Ordinary Exchange Rate and the Preliminary Saving Exchange Rate are fair from a financial point of view, as they fall within the respective ranges estimated by Equita.

Equita also deems that the withdrawal right in favor of TIME’s ordinary and saving shareholders who will have not contributed to the approval of the Transaction, in any case constitutes a critical means of protection of TIME’s market minorities.

/s/ Andrea Vismara	/s/ Carlo Andrea Volpe
Name: Andrea Vismara	Name: Carlo Andrea Volpe
Title: Head of Investment Banking, EQUITA SIM S.p.A.	Title: Head of Advisory, EQUITA SIM S.p.A.

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Annex 3 to Exhibit 1.2
Fairness opinion of Prof. Stefano Caselli dated February 19, 2015 relating to the proposed merger

ENGLISH TRANSLATION OF ITALIAN ORIGINAL

Fairness Opinion for Telecom Italia Media S.p.A. Board of Directors – Prof. Stefano Caselli

FAIRNESS OPINION ON THE PROPOSED PRELIMINARY EXCHANGE RATIO FOR THE MERGER BY INCORPORATION OF TELECOM ITALIA MEDIA S.P.A. INTO TELECOM ITALIA S.P.A.

Prof. Stefano Caselli

Milan, 19 February 2015

Fairness Opinion for Telecom Italia Media S.p.A. Board of Directors – Prof. Stefano Caselli

1.	PURPOSE OF THE ASSIGNMENT AND CAVEAT

On 16 January 2015, the Board of Directors (BoD) of Telecom Italia Media (hereinafter, “TIME”) appointed the author, Professor Stefano Caselli, full professor of banking and finance at Milan’s Bocconi University, to provide an opinion on a transaction that would entail the merger by incorporation (hereinafter, the “transaction”) of TIME into Telecom Italia (hereinafter, “TI”). More specifically, TIME has requested a fairness opinion on the financial adequacy of the preliminary exchange ratio proposed for the approval of TIME’s BoD.

TIME’s BoD met on 19 February 2015 to discuss the main details of the transaction, including the preliminary exchange ratio, corresponding to:

-	0,66 new TI ordinary shares per 1 TIME ordinary share (hereinafter, the “preliminary ordinary exchange ratio”)

-	0,47 new TI savings shares per 1 TIME savings share (hereinafter, the “preliminary savings share exchange ratio” and, when referring to both categories, the (“preliminary exchange ratio”).

The transaction also entails that TIME ordinary and savings shareholders who do not wish to approve the deal shall be granted withdrawal rights, pursuant to art. 2437, paragraph 1, point a) of the Civil Code, established based on the arithmetical average closing price in the six months prior to publication, or receipt of the call notice for the meeting to authorise withdrawal.

The present opinion has therefore been prepared for the attention of the TIME BoD and its purpose is to express an opinion on the fairness of the preliminary exchange ratio from a financial point of view.

* * * * * * *

The exclusive purpose of the present fairness opinion is to provide TIME’s BoD with guidance for the valuation that the Directors themselves are required to execute independently to establish the adequacy of the proposed exchange ratio. Consequently, the present report has been prepared for the internal and exclusive use of the TIME BoD, and shall not be used for other purposes or disclosed without the prior consent of the interested parties, provided that any right of usage is in compliance with current legislation.

The present fairness opinion shall in no way represent, or be understood as, a valuation or estimate of the value of TI or TIME. Moreover, it shall not be used for any subsequent offers or commitments, and likewise, shall in no way be perceived as binding for the recipients. Consequently, the purpose of the present fairness opinion is not to provide an analysis of the transaction and thus it should not be construed as a recommendation to TIME, its shareholders or the BoD in regard to the decision to continue with the project or otherwise. What’s more, the reported values shall not be interpreted as a reference as to the market prices at which shares may be traded following the transaction.

The present fairness opinion has been prepared on the basis of documentation and information provided by the top management of the Company, as well as its financial advisors and legal representatives. As is customary and in accordance with the mandate, data and information has not been corroborated or subject to due diligence. Therefore, the Company assumes full responsibility for the accuracy and reliability of the information provided and used in the present report. It shall nevertheless be understood that future events and developments may impact the conclusions drawn in the present document, potentially to a significant extent: nevertheless, no adjustments or revisions shall be made in this case.

More specifically, it should be noted that the valuation analyses performed do not include: a) the legal, fiscal, accounting and regulatory effects and issues relating to the closure of the deal; b) the analyses of potential

Fairness Opinion for Telecom Italia Media S.p.A. Board of Directors – Prof. Stefano Caselli

contingent liabilities arising from the execution of the deal itself. Consequently, the view expressed in the fairness opinion is based on current financial, economic, market and political conditions. The contents of the present document shall not be interpreted as a guarantee of, or opinion on the future performance of TIME or TI. Events subsequent to the date of the present report may also influence the fairness opinion itself and the assumptions made for the purpose of its preparation. The author is under no obligation to change, correct or reiterate this opinion. Finally, it should also be noted that, by its very nature, the exchange ratio (i.e. in this specific case, the preliminary exchange ratio) does not represent the mere application of criteria and formulae, but is the outcome of a complex process of analyses and estimates that also reflect some subjective elements.

2.	INFORMATION USED

The present opinion is based on information and data provided by TIME, TI and EQUITA Sim (in its role as financial advisor to TIME). In more detail, the most significant information made available is as follows:1:

•	TI 2015-2017 Business Plan

•	Details of TI’s NFP

•	Details of “Genesis” Project

•	TIME financial statements as at 31/12/2014

•	Management indications on “synergies” (email dated 28/01/2015)

•	TIME 2015-2018 Business Plan

•	GELE co-investment agreement of 09/04/2014

•	TIME cost analysis (TIME expense details – November 2014)

•	Opinion provided by Prof. Enrico Laghi dated 15/05/2014

•	Option Contract (canale 55) between TIME and TIMB (now Persidera)

•	TIME 2006-2013 results

•	Fairness opinion and supporting material provided by Rothschild dated 08/04/2014

•	Material drafted by Rothschild for TIME dated 06/02/2014

•	Fairness opinion drafted by Prof. Alberto Dessy dated 02/01/2014

•	Fairness opinion drafted by Prof. Massimiliano Nova dated 15/05/2014

•	Persidera Plan dated 30-09-2014

1In addition to documentation, several meetings have been organized (23/01/2015 in particular) as well as conference calls (09/02/2015 in particular), to analyze and to discuss all the documents above mentioned

Fairness Opinion for Telecom Italia Media S.p.A. Board of Directors – Prof. Stefano Caselli

•	TIME – GELE shareholders’ agreement of 09/04/2014

•	Non-binding offer from Clessidra SGR dated 11/11/2014

•	Teaser drafted by Clessidra dated July 2014

•	Estimated value report drafted by Prof. Massimiliano Nova dated 03/11/2014

•	Auriga Project – Information Memorandum

•	Conference call of 09/02/2015

•	Material available in the “investors” section of the internet website www.telecomitaliamedia.com

The author reiterates that the information obtained has not been corroborated or subject to due diligence, as agreed. Consequently, where results may be influenced by false, inaccurate, or incomplete data or information, the Company alone shall be held responsible. Moreover, it should be noted that the author also referred to the relevant guidelines and to international practice before reaching any conclusions.

3.	TRANSACTION FROM TIME’S PERSPECTIVE

As at 30/09/2014, TIME’s corporate structure was as follows:

Table 1: TIME corporate structure

TIME’s main shareholder is TI, which held 75.46% of Share Capital as at 30 September 2014. Telecom Italia Finance, which belongs to the TI Group, has 2.25% of TIME shares in its portfolio and the remaining 22.29% is held by the Market (float). Italian and foreign institutional investors own roughly 36% of float, legal persons 9% and the remaining approximately 55% is held by small investors, almost exclusively residents of Italy.

On 30 June 2014, TIME and Espresso Publishing Group merged the digital terrestrial television network operator assets owned respectively by Persidera S.p.A. (formerly TIMB) and Rete A S.p.A. (Rete A). The merger

Fairness Opinion for Telecom Italia Media S.p.A. Board of Directors – Prof. Stefano Caselli

involved the transfer of 100% of Rete A by GRUPPO ESPRESSO to Persidera S.p.A. Following this transaction, TIME and ESPRESSO GROUP hold a respective 70% and 30% of the shares of Persidera S.p.A., which owns 100% of Rete A capital.

From a strictly operational point of view, the transaction entails the merger by acquisition of TIME into TI or, in any event, an M&A deal between two entities whereby the parent company, i.e. TI, acquires 100% of TIME shares.

Table 2: TI’s acquisition of TIME

4.	THE MEANING OF “EXCHANGE RATIO”

The merger plan subject to the present fairness opinion will be carried out by means of techniques that in substance, if not also in form, produce the same results as a merger by acquisition.

In actual fact, at the time of writing, the parties involved have yet to disclose the definitive methods to be applied. Consequently, in the event that the merger goes through, the term “exchange ratio” should be understood in the literal sense and, in the event that the method chosen for the transaction is not a merger, in the substantial sense. Therefore, the purpose of the report is essentially to provide a view on the contribution of each entity involved in the overall project.

Regardless of the method chosen to complete the deal, it should be noted that a relative valuation is required when more than one operator is involved in a project, particularly when the operators involved are expected to be merged. In other words, in order to establish the exchange ratios, it is crucial to identify the “ratio” between the parties, rather than the absolute value of the parties involved.

5.	“PRICE” AND “VALUE” IN THE CALCULATION OF EXCHANGE RATIOS2

Academic guidelines refer to three key aspects when measuring value:

•	corporate guarantees, with particular reference to minority shareholders in extraordinary corporate or financial restructuring operations;

•	development, integration or restructuring strategies. The success or failure of such choices depends on the accuracy of the estimated value;

•	company performance estimates, given that accounting records may prove unsuitable due to omissions or the impacts of “accounting policies”.

 2 Guatri L., Bini M (2005). “Nuovo trattato sulla valutazione delle aziende”. EGEA, Milan.

Fairness Opinion for Telecom Italia Media S.p.A. Board of Directors – Prof. Stefano Caselli

Moreover, it should always be assumed that “an investor will not pay more for an asset than it is worth”3, regardless of the situation.

The term “value” is often synonymous with price but, although related, the two are not the same thing. Value is the amount estimated by applying certain formulae to expected cash flow, risk, and, where applicable, stock quantities. In other words, it also expresses personal opinions, whereas prices are numbers expressed by the market4. Another aspect that separates the two terms is that the value of a company may correspond to more than one price: price of majority interest, IPO share price, share exchange price, etc.

Table 3: Difference between price and value

Our estimates based on Guatri L., Bini M (2005).  Nuovo trattato sulla valutazione delle aziende. EGEA, Milan.

3 Damodaran A. (1996), Italian edition edited by Sandri S.  Manuale di valutazione finanziaria, McGRaw-Hill Italia. Milano.
4 Including Copeland T., Koller T., Murrin J. (1996). Il Valore dell'impresa. Il Sole24Ore, Milan.

Fairness Opinion for Telecom Italia Media S.p.A. Board of Directors – Prof. Stefano Caselli

Therefore, price is the value of an asset in monetary terms but, unlike value, it reflects a greater number of factors which lead to a variety of prices for a single company and/or a single deal. Variables such as personal opinions, strategic choices and the amount of information available have a huge impact on the calculation of prices, and therefore it is “normal” for an asset that has just one “value” to have more than one price, just as it is normal for the same extraordinary financial transaction (such as the deal subject to the present fairness opinion) to present different “financial translations” according to the point of view and aim of whomever performs them.  In this respect, the value in monetary terms offered by a private equity operator will differ from that of an investment banker or director of a company.

In merger transactions, or in all transactions that generate the same effects, the exchange ratio is the most important factor above all else. In more detail, in these scenarios the real aim is not to determine estimates in absolute terms, but rather to compare the data obtained from the valuation process itself (i.e. relative valuations)5.

The assumption in regard to the valuation of the two companies involved in the deal is unusual: it is common practice to use the simple assumption that companies should be valued on a stand-alone basis. Essentially, this assumption meets a principle of prudence as the resulting estimate does not consider the benefits of the merger and, above all, does not take account of the different interests of the parties involved, or their relative bargaining powers.

Another noteworthy aspect of the exchange ratio process arises when the parties involved are listed on a stock market: in this case, the capacity and actual possibility to use data obtained from trading analyses should be considered, bearing in mind that unlike “values”, prices reflect various different factors.

According to international practice, the use of demonstrable methods is key to obtaining credible and verifiable results. Therefore, it is now common practice to use more than one model, as well as a wide range of information and accurate fundamental analysis: the calculation of exchange ratios has often been used as the prime example of how (apparently) precise formal values that are not backed by an adequate fundamental analysis or subject to a true valuation process may yield arbitrary results that are not meaningful.

In the case of exchange ratios, possibly to a greater extent than other valuations, a full sensitivity analysis should be carried out before drawing any final conclusions. In fact, when applied correctly, this analysis demonstrates the validity of estimates and, on other hand, objectively quantifies the influence that some parameters may have. Bear in mind that this is regardless of company specifics, the growth of the business and/or the decisions made during the valuation of the transaction itself.

6.	CALCULATING THE EQUITY VALUE

In order to identify the exchange ratio, the equity value of TIME and TI must first be established. As is widely accepted by common practice and by guidelines on corporate valuations, the following have been identified as reference methodologies:

1.	DCF – Discounted Cash Flow method;

2.	Market multiple method.

5 With regard to merger ratios, it does not matter if two Companies, A and B, are valued repsectively at 100 and 200, or 125 and 250, as the ratio between the values of their shares will still be the same.

Fairness Opinion for Telecom Italia Media S.p.A. Board of Directors – Prof. Stefano Caselli

Calculating equity value using DCF is part of a wider category of valuations based on cash flow which, according to Guatri-Bini6, are the “only rational and universal criteria” for the valuation of a company’s capital. The cash flow method considers the equity value as the net present value of future cash flows generated by a company, including the terminal value.

Again, according to the two authors, “the universal nature of cash flow based methods is also shown by their relevance for all purposes relating to corporate valuations. They are above all able to provide absolute valuations related to all kinds of fairness opinions and feasibility studies”.

In terms of cash flow, we have the financial approach, i.e. the method also adopted in this case, and the income approach. As is widely accepted, the choice is based purely on “cultural” and “academic” factors given that the two approaches are equally effective. Moreover, other authors of reference, such as Brealey and Myers7, for example, highlight that when income results are variable and show positive and negative figures, a cash flow model is preferable to the income method.

The use of financial cash flow methods (also called, DCF, Discounted Cash Flow) is based universally on the identification of a series of critical variables in relation to the time period used for the valuation. The said variables refer to:

•	the company’s projected cash flow (CF);

•
final value of the company (the so-called terminal value, TV) at the end of the period considered for valuation purposes, normally estimated based on the last future cash flow available and a perpetual growth rate (so-called g);

•	net financial position – or NFP – at the time of the valuation;

•	any assets and accessory assets (so-called surplus assets, SA);

•	projected cash flow discount rate (so- called WACC, or weighted average cost of capital).

In analytical terms, the formula used to calculate equity value (EV), referring to time period n, is therefore as follows:

Where TV in time period n, discounted at 0, is as follows:

6 Guatri L., Bini M. (2005). Nuovo trattato sulla valutazione delle aziende. Egea, Milano.
7 Brealey R. A., Myers S. C. (1996). Principles of Corporate Finance, McGraw Hill.

Fairness Opinion for Telecom Italia Media S.p.A. Board of Directors – Prof. Stefano Caselli

In order to calculate the WACC – as is consolidated standard practice – the value of the net cost of debt capital (Kd) and net cost of equity (Ke) are in the latter case established using the traditional formula Ke  = iriskfree  + beta (iequity market – irisk free), which involves the use of the beta8 coefficient.

In order to establish the beta, first we must identify the beta coefficient of one or more comparable companies (or, generally and ostensibly comparable companies), stripping out the financial structure at market value of the company or companies (thus obtaining the unlevered beta). Finally, this amount is adjusted for the financial structure at the nominal value of the company under valuation (thus obtaining the relevered beta). For the risk free rate and average rate of return of the equity market, two factors must be identified respectively: a bond market reference value and an historical average return over a sufficiently extended period of time as to soften any cyclicality effects (for example, Guatri and Bini suggest 10 years). Consequently, the WACC is the average weighted cost of debt capital and cost of risk capital.

The market multiple method, on the other hand, is based on the market prices of companies whose stocks are traded on regulated markets, i.e. traded between independent parties (so-called market methods). Although theoretically these methods do not indicate the value of an asset, but rather an estimate of its “probable price” – intended as the price at which the company in question may reasonably be traded – they are used as an alternative (or in addition) to the DCF method.

Market based methods estimate the capital of a corporate entity based on the market value (potentially adjusted to amounts deemed to express the enterprise value) of companies seen as comparable to that subject to valuation. The methods considered include those based on the equity approach to valuation and methods based on entity approach to valuation according to whether the purpose of the valuation formula is to directly and immediately estimate the capital invested by shareholders (equity) or capital invested in company operations (firm value). In the latter case, the estimated capital is obtained by subtracting the market value of the net financial position from the firm value.

The use of a market approach may be based on various methods, classed in relation to the types of transactions used to establish the equity value of the company subject to valuation. Some of the most commonly used methods are based on market price, market multiples and M&A deal multiples. The use of market prices, in the case of listed companies, is effective insofar as the stock subject to valuation has sufficient liquidity and a continuous and significant volume of transactions; any target prices set by analysts and therefore the extent of coverage is an important indicator not so much for the valuation indications provided – although useful in order to obtain a professional basis for comparison – as to provide proof of the accuracy of the prices expressed by the stock. Market multiples, on the other hand, establish the equity value of a company by applying some economic-balance sheet metrics of multiples that the market applies to comparable companies. EBITDA/EV, EBIT/EV, P/E, P/BV etc. to name just a few. In the event that market multiples are applied, it is necessary to take account of the different risk profiles of the comparable companies (the financial leverage ratio and specific country risks, where the comparable companies operate in different areas), as well as to select companies that are comparable based on business specifics. Whilst the risk profile issue may be resolved by standardising the comparison after stripping out the financial leverage of the comparable companies, there are often not enough companies operating in the same sector with the same market positioning. The harder it is to find the aforementioned companies, the more the multiple method is applicable simply as a general comparison and to provide an approximate estimate of the equity value of a company. M&A multiples meet the same requirements as market multiples, particularly in the case of non-listed companies, and present the same problems and restrictions as the former, exacerbated by the fact that M&A transactions may not offer sufficient market disclosure and the

8 The component ( iequity market   – irisk free ) is also known as “risk premium” or “market risk premium”.

Fairness Opinion for Telecom Italia Media S.p.A. Board of Directors – Prof. Stefano Caselli

number of transactions themselves may be so small that multiples may not be credible and applicable to the entire market. However, M&A multiples may also be of use in the case of listed companies, where offers have been presented by bidders such as institutional investors or private equity funds. In this case, the presence of bids by private equity investors – to be valued based on whether the bids are binding or non-binding - reflects the specific and exclusive nature of the private equity market: investors bid at a large discount to the current equity value, to secure relatively certain “upside”, i.e. relative certainty that equity value will increase enough over time to ensure that the IRR is in line with market expectations.

The choice between DCF and market models is therefore made on a case-by-case basis considering the specific characteristics of the transaction in question. It goes without saying that the decision must not be inconsistent (i.e. one company valued using DCF and the other with market methods) but must be made for both companies in order to obtain a swap ratio based on the same parameters.

7.	CHOICE OF METHODOLOGY TO CALCULATE EQUITY VALUE OF TIME AND TI

In the specific case of the TI-TIME merger, the methodology of choice is a DCF model. This decision is based on various factors that all point in the same direction. First and foremost, the use of market prices is not practical for TIME: in the last twelve months, the stock has proven to be highly volatile particularly considering the limited volumes traded, in addition to the fact that the percentage of float is already very low. The limited analyst coverage of the stock and lack of target prices set by the analysts themselves confirms that market prices are not sufficient to determine TIME’s equity value.

Table 4: Choice of valuation model for TI-TIME merger

Our estimates

Fairness Opinion for Telecom Italia Media S.p.A. Board of Directors – Prof. Stefano Caselli

The same reasoning can be applied to market multiples given that there are currently no companies on the Italian equity market with similar enough characteristics as to allow for the use of multiples to establish equity value. Finally, as regards M&A transactions, there is currently just one non-binding offer from an equity investor (Clessidra SGR) to acquire Persidera that meets the typical characteristics of private equity investor bids, i.e., a large enough discount to “guarantee” an immediate increase in the value of the stake acquired based on the actual company equity value and therefore an IRR in line with those of the private equity market.

Given all the factors related to TIME, it would therefore seem that a DCF is the only suitable method to measure the equity value of both TIME and TI on an equal basis. Moreover, it is not only necessary to choose a DCF method – given that the other methods are not really applicable – but in the case in question it is a highly effective choice: TIME has a highly random cash flow structure, given that the company has long term contracts that allow it to establish the company’s capacity to generate cash over a far longer period of time than that covered by business plan; TI is a large listed company that has consistently presented its business plans  to the market in such a way as to enable investors to understand the effects of the strategy and management policies in terms of cash flow generated over time.

The choice of the DCF method should be based on the characteristics of the two companies in question in order to ensure that all relevant components to be used to apply the equity formula mentioned in the previous paragraph are determined effectively and adequately.

As regards TIME, the corporate structure is relatively simple: majority stake in another company (PERSIDERA), a certain amount of debt and operating costs for the company itself (defined as “holding costs”). In other words, it could be considered as a holding company to all intents and purposes. This means that the valuation approach must focus on the value of the stake according to the DCF method, in order to measure the equity value of PERSIDERA. TIME’s equity value is subsequently measured based on the “sum of the parts” that make up the holding company, i.e. the value of the stake net of the net financial position and discounted holding costs.

As for TI, the DCF method is applied to the company in its entirety and therefore to its consolidated accounts. However, the fact that it operates on two very different markets in terms of the characteristics of the business and of underlying financial as well as corporate structures – therefore of cost of debt and cost of equity – would suggest the use of the DCF method for Italian business and Brazilian business, thus yielding TI’s equity value as the “sum of the parts”, i.e. the sum of the equity values of the two entities as well as the equity value of the stake in TIME already held by TI.

To apply the DCF method to TI and TIME, the business plans of the two companies should be considered on a stand-alone basis, in addition to management indications contained therein. Essentially, the two business plans may be interpreted as the targets upon which management decisions will be based over the coming years.

Finally, the use of the same methodology allows to get to an estimation of a relative value. Accordingly with valuation common practice, within mergers transactions, valuations written in the fairness opinion are not devoted to estimate stand-alone equity values of the companies involved in the transaction but to estimate comparable equity values in order to give an opinion on the preliminary exchange ratio. For this reason, it’s applied a rule of relative homogeneity and comparability of the equity value estimation methodologies. Then, the valuations of the two companies written in the fairness opinion become relevant and effective only for the purpose of a comparison and they cannot be used for a stand-alone valuation of the two companies themselves.

Fairness Opinion for Telecom Italia Media S.p.A. Board of Directors – Prof. Stefano Caselli

8.	IDENTIFYING TIME’S AND TI’S EQUITY VALUE

In TIME’s case, using 31 December 2014 as a reference, cash flows calculated based on the guidelines contained in the four year (2015-2018) plan were applied. As mentioned previously, in order to ascertain the company’s valuation, a preliminary estimate of the value of the 70% stake in PERSIDERA is required. In addition to being the main asset, PERSIDERA is also the only operating company within TIME’s scope of consolidation. All information required to calculate WACC was therefore available, thus allowing us to determine the equity value for PERSIDERA, according to the DCF method. Subsequently, based on a “sum of the parts” model, the net present value of TIME’s future holding costs were then subtracted from the equity value of 70% of PERSIDERA,  in addition to TIME’s net financial debt as at 31 December 2014, taking account of the value of the “canale 55” call option.

Bearing in mind the limits relating to the long term forecasts included in TIME management’s plans, TIME’s equity value range was obtained by performing a sensitivity analysis based on the WACC used to discount operating cash flows generated by assets subject to valuation via a DCF model and on the perpetual growth rate of the future operating cash flows of these assets.

As regards TI, using 31 December 2014 as the reference date, cash flows were calculated based on the information contained in the company’s three year business plan (2015-2017). The availability of data on Italy and Brazil allows for the equity value to be determined using a DCF model. As a result, as previously outlined, the value attributable to TI is equal to the sum of: 1) the value of “Italy” business; 2) the value of “Brazil” business; iii) the value of “TIME” business. Italy business is included at 100%, Brazil at 66.67% and TIME at 77.71%. All information required to calculate the WACC was therefore available, taking account of the specific economic and financial conditions of “Italy” and “Brazil”, thus allowing us to determine the respective equity values required to determine the overall equity value of TI as a “sum of the parts”.

Bearing in mind the limits relating to the long term forecasts included in TI’s management’s plans, TI’s equity value range was obtained by performing a sensitivity analysis based on the WACC used to discount operating cash flows generated by assets subject to valuation via a DCF model and on the perpetual growth rate of the future operating cash flows of these assets.

9.	ESTABLISHING THE EXCHANGE RATIO AND THE FAIRNESS THEREOF

In order to establish the exchange ratio, the price per share for TIME and TI was first determined, taking account of the existence of ordinary and savings shares, based on equity values as calculated according to the procedure described previously.

Based on these valuations and, considering the fact that the companies plan to issue ordinary TI shares to TIME ordinary shareholders and TI savings shares to TIME savings shareholders, the DCF method yields a preliminary exchange ratio within a range of between 0.60 and 0.72 ordinary TI shares per TIME ordinary share and a preliminary savings share exchange ratio of between 0.43 and 0.51 TI savings shares per TIME savings share.

* * *

Considering that the exchange ratios for ordinary shares and savings shares presented for the approval of the TIME BoD are 0.66 and 0.47 respectively, based on the contents of the present fairness opinion, at the time of writing, I believe that the said exchange ratios are fair from a financial point of view.

Fairness Opinion for Telecom Italia Media S.p.A. Board of Directors – Prof. Stefano Caselli

I also believe that the withdrawal rights to be awarded to TIME ordinary and savings shareholders who do not approve the transaction nevertheless offer adequate protection for TIME minorities.

I am available to answer any questions you may have and would like to take the opportunity to thank you for your confidence.

The present report contains 13 (thirteen) signed and numbered pages.

Kind regards.

Milan, 19 February 2015

/s/ Stefano Caselli

Prof. Stefano Caselli